Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)

	Nine Months Ended
	September 30
	2005	2004
Income from continuing operations before income taxes and minority interest losses	$26.7	$135.1

Less: Equity in earnings of 50%-or-less owned companies	(3.9)	(4.0)

Add: Fixed charges net of capitalized interest	30.4	30.1

Add: Amortization expense of previously capitalized interest	1.0	1.0

Total earnings	$54.2	$162.2

Fixed charges	30.4	30.1

Ratio of earnings to fixed charges	1.8	5.4